March 5, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-184790

Relating to Preliminary Prospectus Supplement dated March 5, 2015

And Prospectus dated November 6, 2012

RETAIL PROPERTIES OF AMERICA, INC.

$250,000,000 4.00% Senior Notes Due 2025

FINAL PRICING TERMS

Issuer:	Retail Properties of America, Inc.

Expected Ratings (Moody’s / S&P)*	Baa3 / BBB-

Principal Amount:	$250,000,000

Securities Offered:	4.00% Senior Notes Due 2025

Security Type:	Senior Unsecured Notes

Pricing Date:	March 5, 2015

Settlement Date:	March 12, 2015 (T+5)

Maturity Date:	March 15, 2025

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, of each year, beginning on September 15, 2015

Record Dates:	March 1 and September 1

Coupon (Interest Rate):	4.00% per year, accruing from March 12, 2015

Public Offering Price:	99.526%, plus accrued interest, if any, from March 12, 2015

Net Proceeds, before expenses, to the Issuer:	$247,190,000

Benchmark Treasury:	2.00% due February 15, 2025

Benchmark Treasury Price / Yield:	99-01 / 2.108%

Spread to Benchmark Treasury:	+195 basis points

Yield to Maturity:	4.058%

Optional Redemption:

Make-Whole Call:	Prior to 90 days prior to the maturity date, at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 30 basis points, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date.

Par-Call:	On or after 90 days prior to the maturity date, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	76131V AA1 / US76131VAA17

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Jefferies LLC

Co-Managers:	Merrill Lynch, Pierce Fenner & Smith Incorporated
KeyBanc Capital Markets Inc.
Regions Securities LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Capital One Securities, Inc.
Mitsubishi UFJ Securities (USA), Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
SMBC Nikko Securities America, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement, a prospectus dated November 6, 2012 and a preliminary prospectus supplement dated March 5, 2015 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.